CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CANADIAN WESTERN BANK ANNOUNCES $105 MILLION INNOVATIVE TIER 1 CAPITAL ISSUE

"NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S."

Edmonton, August 31, 2006 - Canadian Western Bank ("CWB") today announced that Canadian Western Bank Capital Trust has closed a $105 million offering of Trust Capital Securities – Series 1 (CWB WesTS – Series 1). The CWB WesTS – Series 1 were privately placed with institutional investors and have an annual fixed yield of 6.199% payable semi-annually on a non-cumulative basis until December 31, 2016 and thereafter, a yield determined on the basis of the CDOR 180-day Bankers' Acceptance rate plus 2.55%.

The CWB WesTS – Series 1 qualify as Tier 1 capital of Canadian Western Bank. On a pro forma basis, the issue increases CWB's total capital ratio to 14.6%, compared to 12.7% at April 30, 2006, while the pro forma Tier 1 capital ratio strengthens to 10.5%, from 8.9%. The increase in regulatory capital will support ongoing growth of CWB's commercial and retail banking businesses without diluting CWB's existing shareholder base.

The CWB WesTS – Series 1 are the first unrated innovative Tier 1 capital securities issued in Canada. BMO Capital Markets acted as agent for the transaction.

"We are very pleased with the successful placement of these securities. The CWB WesTS are a new source of Tier 1 capital for us and provide efficient support for continued growth, as well as additional flexibility in considering future acquisitions and dividend increases," said Larry Pollock, Canadian Western Bank's President and CEO.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 31 branch locations and is the largest Schedule 1 chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of over $6.5 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of "CWB". For more information see the Bank's website at www.cwbank.com.

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FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank

Kirby Hill
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
Cell (780) 918-9084
E-mail: kirby.hill@cwbank.com